EXHIBIT 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2013	2012	2013	2012
Revenues		3,086	3,181	9,424	9,768
Operating expenses	5	(2,302)	(2,358)	(6,882)	(7,249)
Depreciation		(102)	(103)	(310)	(320)
Amortization of computer software		(195)	(172)	(571)	(509)
Amortization of other identifiable intangible assets		(165)	(158)	(482)	(459)
Other operating (losses) gains, net	6	(6)	(18)	124	802
Operating profit		316	372	1,303	2,033
Finance costs, net:
Net interest expense	7	(109)	(106)	(348)	(342)
Other finance income (costs)	7	38	30	(34)	44
Income before tax and equity method investments		245	296	921	1,735
Share of post-tax earnings in equity method investments	8	5	8	24	23
Tax benefit (expense)	9	33	147	(423)	(83)
Earnings from continuing operations		283	451	522	1,675
Earnings (loss) from discontinued operations, net of tax		-	2	6	(1)
Net earnings		283	453	528	1,674
Earnings attributable to:
Common shareholders		271	441	488	1,637
Non-controlling interests		12	12	40	37

Earnings per share:	10
Basic earnings per share:
From continuing operations		$0.33	$0.53	$0.58	$1.98
From discontinued operations		-	-	0.01	-
Basic earnings per share		$0.33	$0.53	$0.59	$1.98

Diluted earnings per share:
From continuing operations		$0.33	$0.53	$0.58	$1.97
From discontinued operations		-	-	-	-
Diluted earnings per share		$0.33	$0.53	$0.58	$1.97

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2013	2012	2013	2012
Net earnings		283	453	528	1,674
Other comprehensive income (loss):
Cash flow hedges adjustments to earnings	7,11	(64)	(90)	72	(87)
Foreign currency translation adjustments to earnings		-	-	(1)	-
Items that may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to equity		74	83	(42)	52
Foreign currency translation adjustments to equity		263	128	(105)	43
		337	211	(147)	95
Items that will not be reclassified to net earnings:
Net remeasurement gains (losses) on defined benefit pension plans, net of tax(1)		19	(21)	173	(180)
Other comprehensive income (loss)		292	100	97	(172)
Total comprehensive income		575	553	625	1,502

Comprehensive income for the period attributable to:
Common shareholders		563	541	585	1,465
Non-controlling interests		12	12	40	37

(1)	The related tax (expense) benefit was $(12) million and $21 million for the three months ended September 30, 2013 and 2012, respectively, and $(102) million and $101 million for the nine months ended September 30, 2013 and 2012, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)
(millions of U.S. dollars)	Notes	September 30, 2013	December 31, 2012
ASSETS
Cash and cash equivalents	11	607	1,283
Trade and other receivables		1,709	1,818
Other financial assets	11	65	72
Prepaid expenses and other current assets		661	638
Current assets excluding assets held for sale		3,042	3,811
Assets held for sale	12	227	302
Current assets		3,269	4,113
Computer hardware and other property, net		1,257	1,416
Computer software, net		1,622	1,659
Other identifiable intangible assets, net		7,930	8,134
Goodwill	13	16,741	16,251
Other financial assets	11	322	355
Other non-current assets	14	569	559
Deferred tax		55	50
Total assets		31,765	32,537

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	24	1,008
Payables, accruals and provisions	15	2,044	2,612
Deferred revenue		1,235	1,222
Other financial liabilities	11	112	95
Current liabilities excluding liabilities associated with assets held for sale		3,415	4,937
Liabilities associated with assets held for sale	12	-	35
Current liabilities		3,415	4,972
Long-term indebtedness	11	6,976	6,223
Provisions and other non-current liabilities	16	2,320	2,502
Other financial liabilities	11	45	37
Deferred tax		1,732	1,305
Total liabilities		14,488	15,039

Equity
Capital	17	10,428	10,371
Retained earnings		8,098	8,311
Accumulated other comprehensive loss		(1,613)	(1,537)
Total shareholders’ equity		16,913	17,145
Non-controlling interests		364	353
Total equity		17,277	17,498
Total liabilities and equity		31,765	32,537

Contingencies (note 20)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)
		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2013	2012	2013	2012
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		283	453	528	1,674
Adjustments for:
Depreciation		102	103	310	320
Amortization of computer software		195	172	571	509
Amortization of other identifiable intangible assets		165	158	482	459
Net (gains) losses on disposals of businesses and investments		(1)	11	(157)	(815)
Deferred tax		54	(104)	296	(239)
Other	18	87	(43)	212	18
Changes in working capital and other items	18	(209)	(159)	(546)	(213)
Net cash provided by operating activities		676	591	1,696	1,713
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	19	(139)	(1,015)	(987)	(1,275)
Proceeds from (payments for) disposals of businesses and investments, net of taxes paid		3	(176)	355	1,807
Capital expenditures, less proceeds from disposals		(213)	(228)	(751)	(715)
Other investing activities		12	14	33	34
Investing cash flows from continuing operations		(337)	(1,405)	(1,350)	(149)
Investing cash flows from discontinued operations		10	-	10	90
Net cash used in investing activities		(327)	(1,405)	(1,340)	(59)
FINANCING ACTIVITIES
Proceeds from debt	11	-	-	1,294	-
Repayments of debt	11	(1,000)	-	(1,440)	(2)
Net borrowings (repayments) under short-term loan facilities		2	-	2	(423)
Repurchases of common shares	17	(100)	-	(100)	(168)
Dividends paid on preference shares		-	-	(2)	(2)
Dividends paid on common shares	17	(259)	(254)	(778)	(766)
Other financing activities		(3)	32	4	52
Net cash used in financing activities		(1,360)	(222)	(1,020)	(1,309)
Translation adjustments on cash and cash equivalents		5	5	(12)	2
(Decrease) increase in cash and cash equivalents		(1,006)	(1,031)	(676)	347
Cash and cash equivalents at beginning of period		1,613	1,782	1,283	404
Cash and cash equivalents at end of period		607	751	607	751

Supplemental cash flow information is provided in note 18.

Interest paid		(140)	(102)	(339)	(299)
Interest received		6	1	8	4
Income taxes paid		(31)	(196)	(101)	(300)

Amounts paid for interest are reflected as operating cash flows. Interest paid is net of debt-related hedges. Amounts received for interest are reflected either as operating cash flows or investing cash flows depending on the nature of the underlying transaction.

Amounts paid and received for taxes are reflected as either operating cash flows or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Non- controlling interests	Total
Balance, December 31, 2012	10,201	170	10,371	8,311	(56)	(1,481)	(1,537)	353	17,498
Comprehensive income (loss) (1)	-	-	-	661	30	(106)	(76)	40	625
Distributions to non-controlling interest	-	-	-	-	-	-	-	(29)	(29)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(807)	-	-	-	-	(807)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	29	-	29	-	-	-	-	-	29
Repurchases of common shares	(35)	-	(35)	(65)	-	-	-	-	(100)
Stock compensation plans	79	(16)	63	-	-	-	-	-	63
Balance, September 30, 2013	10,274	154	10,428	8,098	(26)	(1,587)	(1,613)	364	17,277

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on cash flow hedges	Foreign currency translation adjustments	AOCL	Non- controlling interests	Total
Balance, December 31, 2011	10,134	154	10,288	7,633	(22)	(1,494)	(1,516)	345	16,750
Comprehensive income (loss) (1)	-	-	-	1,457	(35)	43	8	37	1,502
Distributions to non- controlling interest	-	-	-	-	-	-	-	(40)	(40)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(795)	-	-	-	-	(795)
Shares issued under DRIP	29	-	29	-	-	-	-	-	29
Repurchases of common shares	(72)	-	(72)	(96)	-	-	-	-	(168)
Stock compensation plans	85	1	86	-	-	-	-	-	86
Balance, September 30, 2012	10,176	155	10,331	8,197	(57)	(1,451)	(1,508)	342	17,362

(1)	Retained earnings for the nine months ended September 30, 2013 includes net remeasurement gains on defined benefit pension plans of $173 million, net of tax (2012 - losses of $180 million, net of tax).

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2012, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2012. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which are included in the Company’s 2012 annual report.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Certain pronouncements were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below.

Pronouncements and related amendments adopted January 1, 2013

IAS 19, Employee Benefits

The Company adopted amendments to IAS 19, Employee Benefits, beginning January 1, 2013 with retrospective application from January 1, 2012. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes. Under the previous standard, past service costs were recognized over the vesting period. As part of the adoption, the Company reclassified pension net interest to finance costs from its former classification within operating profit.

Under retrospective application of the new standard, the Company’s restated net earnings for 2012 are lower than originally reported. The decrease arises because net interest income (expense) is now calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets (“EROA”) previously used to measure net interest attributable to plan assets. The EROA is no longer a critical accounting estimate under the new standard. The adoption impact on the financial statement captions for the three and nine months ended September 30, 2013 and 2012 is as follows:

Consolidated Income Statement	Three months ended September 30,		Nine months ended September 30,
Increase (decrease)	2013	2012	2013	2012
Operating expenses	11	12	33	36
Operating profit	(11)	(12)	(33)	(36)
Net interest expense	16	16	48	47
Income before tax and equity method investments	(27)	(28)	(81)	(83)
Tax benefit (expense)	7	7	21	22
Net earnings	(20)	(21)	(60)	(61)

Basic earnings per share	$(0.02)	$(0.03)	$(0.07)	$(0.07)
Diluted earnings per share	$(0.02)	$(0.03)	$(0.07)	$(0.07)

Consolidated Statement of Comprehensive Income	Three months ended September 30,		Nine months ended September 30,
Increase (decrease)	2013	2012	2013	2012
Net earnings	(20)	(21)	(60)	(61)
Other comprehensive income (loss):
Net remeasurement gains (losses) on defined benefit pension plans, net of tax	20	21	60	61

Consolidated Statement of Cash Flow	Three months ended September 30,		Nine months ended September 30,
Increase (decrease)	2013	2012	2013	2012
Operating Activities
Net earnings	(20)	(21)	(60)	(61)
Adjustments for:
Deferred tax	(7)	(7)	(21)	(22)
Other	27	28	81	83

There is no impact to the consolidated statement of financial position at September 30, 2013 and December 31, 2012.

Consolidation, Joint Ventures and Separate Financial Statements

The Company adopted the following standards regarding Consolidation, Joint Ventures and Separate Financial Statements beginning January 1, 2013 with retrospective application from January 1, 2012:

IFRS 10	Consolidated Financial Statements
IFRS 10 replaces the guidance on ‘consolidation’ in IAS 27 - Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) 12 - Consolidation - Special Purpose Entities. The new standard contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including special purpose entities. The new standard also sets out requirements for situations when control is difficult to assess, including circumstances in which voting rights are not the dominant factor in determining control.

IFRS 11	Joint Arrangements
IFRS 11 replaces the guidance on ‘joint ventures’ in IAS 31 - Interests in Joint Ventures, and SIC 13 - Jointly Controlled Entities - Non-Monetary Contributions by Ventures. The new standard introduces a principles-based approach to accounting for joint arrangements that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. The new standard requires that joint ventures be accounted for under the equity method and eliminates the option to proportionally consolidate.

IAS 27	Separate Financial Statements	IAS 27 has been amended for the issuance of IFRS 10, but retains the current guidance for separate financial statements.

IAS 28	Investments in Associates and Joint Ventures
IAS 28 has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The amendment requires that where a joint arrangement is determined to be a joint venture under IFRS 11, it should be accounted for using the equity method guidance provided in this standard.

The adoption of the pronouncements and amendments described above did not have a material impact on the Company’s results for the three and nine months ended September 30, 2013 and 2012 and financial position at September 30, 2013 and December 31, 2012. However, as a result of the adoption of these standards, the Company no longer proportionately consolidates its joint arrangements in (i) Omgeo, a provider of trade management services within its Financial & Risk segment and (ii) Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market, within its Legal segment. Instead, the Company now applies the equity method to these joint ventures. Under retrospective application of the new standard, there is no impact to the Company’s restated net earnings for 2012. However, consolidated revenues are lower than those previously reported in prior periods and the operating profit of each joint venture has been reclassified from consolidated operating profit to share of post-tax earnings in equity method investments. Segment results no longer include revenues or operating profits from these joint arrangements.

Other Pronouncements and Amendments

The following other pronouncements and amendments were also effective beginning January 1, 2013, but did not have a material impact on the Company’s results for the three and nine months ended September 30, 2013 and 2012 and financial position at September 30, 2013 and December 31, 2012:

IFRS 7	Financial Instruments: Disclosures
IFRS 7 has been amended to provide common disclosure requirements with U.S. GAAP about rights of offset and related arrangements for financial statements under an enforceable master netting or similar arrangement.

IFRS 12	Disclosure of Interests in Other Entities
IFRS 12 sets out the required disclosures for entities applying IFRS 10, 11 and IAS 28 (as amended in 2011). The new standard combines, enhances and replaces the disclosure requirements for subsidiaries, associates, joint arrangements and unconsolidated structured entities.

IFRS 13	Fair Value Measurement
IFRS 13 defines 'fair value' and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. The new standard reduces complexity and improves consistency by clarifying the definition of fair value and requiring its application to all fair value measurements.

2009 – 2011 Cycle	Annual Improvements to IFRSs
The Annual Improvements to IFRSs for the 2009 – 2011 Cycle (“Annual Improvements”) make non-urgent but necessary amendments to several IFRSs. Among several changes, the Annual Improvements: (a) amend IAS 16, Property, Plant and Equipment, to clarify the classification of servicing equipment; (b) amend IAS 32, Financial Instruments: Presentation, to clarify the treatment of income tax relating to distributions and transaction costs; and (c) amend IAS 34, Interim Financial Reporting, to clarify the disclosure requirements for segment assets and liabilities in interim financial statements.

Pronouncements and related amendments effective January 1, 2014 or later

The following pronouncements are effective for annual accounting periods beginning January 1, 2014 or later:

IAS 32	Financial Instruments: Presentation - effective January 1, 2014
IAS 32 has been amended to clarify certain requirements for offsetting financial assets and liabilities. The amendment addresses the meaning and application of the concepts of legally enforceable right of set-off and simultaneous realization and settlement. IAS 32 relates to presentation and disclosures and is not anticipated to have a material impact on the Company’s results and financial position.

IAS 36	Impairment of Assets - effective January 1, 2014
IAS 36 has been amended to require disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The amendment is not anticipated to have a material impact on the Company’s results and financial position.

IAS 39	Financial Instruments: Recognition and Measurement - effective January 1, 2014
IAS 39 has been amended to allow hedge accounting to continue when, as a result of laws or regulations, the counterparty to a derivative designated as a hedging instrument is replaced by a central clearing counterparty. The amendment is not anticipated to have a material impact on the Company’s results or financial position.

IFRIC 21	Levies - effective January 1, 2014
IFRIC 21 addresses the recognition requirements for a liability to pay a levy imposed by a government, other than an income tax. The interpretation requires the recognition of a liability when the event, identified by the legislation, triggering the obligation to pay the levy occurs. IFRIC 21 is being assessed to determine its impact on the Company’s results and financial position.

IFRS 7	Financial Instruments: Disclosures - effective January 1, 2015
IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9. IFRS 7 is not anticipated to have a material impact on the Company’s results and financial position.

IFRS 9	Financial Instruments (Classification and Measurement) - effective January 1, 2015
IFRS 9 replaces the guidance on ‘classification and measurement’ of financial instruments in IAS 39 - Financial Instruments - Recognition and Measurement. The new standard requires a consistent approach to the classification of financial assets and replaces the numerous categories of financial assets in IAS 39 with two categories, measured at either amortized cost or at fair value. For financial liabilities, the standard retains most of the IAS 39 requirements, but where the fair value option is taken, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 is being assessed to determine its impact on the Company’s results and financial position.

Note 3: Segment information

The Company is organized as four reportable segments reflecting how the businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. The accounting policies applied by the segments are the same as those applied by the Company. Segment information for 2012 was reclassified to reflect the current presentation. The reportable segments offer products and services to target markets as described below.

Financial & Risk

The Financial & Risk segment is a provider of critical news, information and analytics, enabling transactions and bringing together financial communities. Financial & Risk also provides regulatory and operational risk management solutions.

Legal

The Legal segment is a provider of critical online and print information, decision support tools, software and services to support legal, investigation, business and government professionals around the world.

Tax & Accounting

The Tax & Accounting segment is a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Intellectual Property & Science

The Intellectual Property & Science segment is a provider of comprehensive intellectual property and scientific information, decision support tools and services that enable governments, academia, publishers, corporations and law firms to discover, develop and deliver innovations.

The Company also reports “Corporate & Other” and “Other Businesses”. These categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing; and

•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. See notes 6 and 12.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenues
Financial & Risk	1,640	1,682	4,975	5,088
Legal	843	825	2,483	2,408
Tax & Accounting	270	250	875	822
Intellectual Property & Science	240	219	707	644
Reportable segments	2,993	2,976	9,040	8,962
Corporate & Other (includes Reuters News)	82	79	245	244
Eliminations	(2)	(3)	(7)	(8)
Revenues from ongoing businesses	3,073	3,052	9,278	9,198
Other Businesses(1)	13	129	146	570
Consolidated revenues	3,086	3,181	9,424	9,768

Operating profit
Segment operating profit
Financial & Risk	275	250	735	793
Legal	248	256	704	708
Tax & Accounting	34	28	160	142
Intellectual Property & Science	61	55	171	169
Reportable segments	618	589	1,770	1,812
Corporate & Other (includes Reuters News)	(70)	(55)	(191)	(214)
Underlying operating profit	548	534	1,579	1,598
Other Businesses(1)	9	48	61	113
Fair value adjustments (see note 5)	(70)	(34)	21	(21)
Amortization of other identifiable intangible assets	(165)	(158)	(482)	(459)
Other operating (losses) gains, net	(6)	(18)	124	802
Consolidated operating profit	316	372	1,303	2,033

(1)	Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Investor Relations, Public Relations and Multimedia Solutions business (“Corporate Services”), provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments.

•	Results from the Reuters News business and Other Businesses are excluded from reportable segments as they do not qualify as a component of the Company’s four reportable segments, nor as a separate reportable segment.

•	The Company uses segment operating profit to measure the operating performance of its reportable segments.

o	The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures.
o	Segment operating profit is defined as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items and fair value adjustments. Management uses this measure because amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges and corporate-related items are not considered to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
o	While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

•	Management also uses revenues from ongoing businesses and underlying operating profit to measure its consolidated performance, which includes Reuters News. Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other, less eliminations.

•	Underlying operating profit is comprised of operating profit from reportable segments and Corporate & Other.

•	Other Businesses are excluded from both measures as they are not fundamental to the Company’s strategy.

•	Revenues from ongoing businesses and underlying operating profit do not have standardized meaning under IFRS, and therefore may not be comparable to similar measures of other companies.

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of the Company’s segments can be impacted by seasonality to a greater extent than its consolidated revenues and operating profits.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Salaries, commissions and allowances	1,148	1,196	3,610	3,719
Share-based payments	16	14	47	71
Post-employment benefits	67	73	216	221
Total staff costs	1,231	1,283	3,873	4,011
Goods and services(1)	500	520	1,510	1,652
Data	247	254	737	764
Telecommunications	142	147	432	440
Real estate	112	120	351	361
Fair value adjustments(2)	70	34	(21)	21
Total operating expenses	2,302	2,358	6,882	7,249

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent mark-to-market impacts on embedded derivatives and certain share-based awards.

Operating expenses include costs incurred in the ordinary course of business. Operating expenses for the nine months ended September 30, 2013 include severance charges related primarily to the reduction of Financial & Risk’s workforce.

Note 6: Other operating (losses) gains, net

Other operating losses, net, were $6 million for the three months ended September 30, 2013. Other operating gains, net, were $124 million for the nine months ended September 30, 2013, and were primarily comprised of a gain from the sale of the Corporate Services business.

Other operating losses, net, were $18 million for the three months ended September 30, 2012. Other operating gains, net, were $802 million for the nine months ended September 30, 2012, which were primarily comprised of gains from the sale of the Healthcare, Portia and the Trade and Risk Management businesses.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance income (costs) are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest expense:
Debt	(96)	(103)	(303)	(308)
Derivative financial instruments - hedging activities	3	4	9	12
Other	(1)	8	(9)	(5)
Fair value gains (losses) on financial instruments:
Debt	1	1	4	4
Cash flow hedges, transfer from equity	64	90	(80)	87
Fair value hedges	2	4	(9)	1
Net foreign exchange (losses) gains on debt	(67)	(95)	85	(92)
Net interest expense - debt	(94)	(91)	(303)	(301)
Net interest expense - pension and other post- employment benefit plans (see note 2)	(16)	(16)	(48)	(47)
Interest income	1	1	3	6
Net interest expense	(109)	(106)	(348)	(342)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net gains (losses) due to changes in foreign currency exchange rates	43	29	(44)	20
Net (losses) gains on derivative instruments	(4)	-	11	22
Other	(1)	1	(1)	2
Other finance income (costs)	38	30	(34)	44

Net gains (losses) due to changes in foreign currency exchange rates
Net gains (losses) due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net (losses) gains on derivative instruments
Net (losses) gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Note 8: Share of post-tax earnings in equity method investments

The components of share of post-tax earnings in equity method investments are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Share of post-tax earnings (losses) in equity method investees	4	2	9	(1)
Share of post-tax earnings in joint ventures	1	6	15	24
Share of post-tax earnings in equity method investments	5	8	24	23

Note 9: Taxation

The comparability of the Company’s tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In the nine months ended September 30, 2013, the Company recorded tax charges of $396 million in conjunction with intercompany sales of certain technology and content assets between wholly owned subsidiaries. These transactions are part of the Company’s continuing efforts to further consolidate the ownership and management of these assets. The intercompany gains that arose from these transactions were eliminated in consolidation. The tax charges were recorded with an offsetting deferred tax liability, as the majority of the tax is expected to be paid over the next seven years, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. The Company was not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries.

The following table sets forth significant components within income tax expense that impact comparability from period to period.

	Three months ended September 30,		Nine months ended September 30,
(Expense) benefit	2013	2012	2013	2012
Sale of businesses(1)	(3)	5	(26)	(179)

Discrete tax items:
Consolidation of technology and content assets(2)	-	-	(396)	-
Uncertain tax positions(3)	10	69	12	153
Adjustments related to the prior year(4)	-	42	-	42
Corporate tax rates(5)	4	2	5	16
Other(6)	6	2	27	13
Total discrete tax items	20	115	(352)	224

(1)	In the nine months ended September 30, 2013, primarily relates to the sale of the Corporate Services business; in the nine months ended September 30, 2012, primarily relates to the sale of the Healthcare business and the Trade and Risk Management business.

(2)	Relates to the consolidation of the ownership and management of the Company’s technology and content assets.

(3)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(4)	Relates to changes in estimates identified during the preparation of the Company’s income tax returns.

(5)	Relates to the net reduction of deferred tax liabilities due to changes in corporate tax rates that were substantively enacted in certain jurisdictions.

(6)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

Note 10: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”). The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by: (1) earnings attributable to non-controlling interests; and (2) dividends declared on preference shares as presented below:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Net earnings	283	453	528	1,674
Less: Earnings attributable to non-controlling interests	(12)	(12)	(40)	(37)
Dividends declared on preference shares	-	-	(2)	(2)
Earnings used in consolidated earnings per share	271	441	486	1,635
Less: (Earnings) loss from discontinued operations, net of tax	-	(2)	(6)	1
Earnings used in earnings per share from continuing operations	271	439	480	1,636

Earnings used in determining earnings per share from discontinued operations are the earnings (loss) from discontinued operations as reported within the consolidated income statement.

The weighted-average number of shares outstanding, as well as a reconciliation of the weighted-average number of shares outstanding used in the basic earnings per share computation to the weighted-average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Weighted-average number of shares outstanding	828,857,688	825,499,489	828,656,603	827,133,896
Vested DSUs and PRSUs	571,899	757,702	578,670	670,843
Basic	829,429,587	826,257,191	829,235,273	827,804,739
Effect of stock options and TRSUs	2,637,426	2,147,953	2,434,788	1,943,228
Diluted	832,067,013	828,405,144	831,670,061	829,747,967

Note 11: Financial instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position are as follows:

September 30, 2013	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	607	-	-	-	-	607
Trade and other receivables	1,709	-	-	-	-	1,709
Other financial assets - current	19	46	-	-	-	65
Other financial assets - non-current	62	19	217	24	-	322
Current indebtedness	-	-	-	-	(24)	(24)
Trade payables (see note 15)	-	-	-	-	(297)	(297)
Accruals (see note 15)	-	-	-	-	(1,415)	(1,415)
Other financial liabilities - current	-	(38)	-	-	(74)	(112)
Long term indebtedness	-	-	-	-	(6,976)	(6,976)
Other financial liabilities - non-current	-	(14)	(31)	-	-	(45)
Total	2,397	13	186	24	(8,786)	(6,166)

December 31, 2012	Cash, trade and other receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,283	-	-	-	-	1,283
Trade and other receivables	1,818	-	-	-	-	1,818
Other financial assets - current	31	40	1	-	-	72
Other financial assets - non-current	69	9	257	20	-	355
Current indebtedness	-	-	-	-	(1,008)	(1,008)
Trade payables (see note 15)	-	-	-	-	(461)	(461)
Accruals (see note 15)	-	-	-	-	(1,745)	(1,745)
Other financial liabilities - current	-	(52)	-	-	(43)	(95)
Long term indebtedness	-	-	-	-	(6,223)	(6,223)
Other financial liabilities - non-current	-	(22)	(15)	-	-	(37)
Total	3,201	(25)	243	20	(9,480)	(6,041)

Cash and cash equivalents

Of total cash and cash equivalents, $155 million and $148 million at September 30, 2013 and December 31, 2012, respectively, was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in 2013:

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2013	0.875% notes due 2016	US$500
May 2013	4.50% notes due 2043	US$350
Notes repaid
July 2013	5.95% notes due 2013	US$750
August 2013	5.25% notes due 2013	US$250

The net proceeds of the May 2013 debt issuance were for general corporate purposes including pension contributions and debt repayments. The notes that matured in July 2013 and August 2013 were repaid with cash on hand, which included the net proceeds of the May 2013 debt issuance.

In the second quarter of 2013, in anticipation of future debt issuances, the Company entered into a forward starting interest rate swap to manage variability in future interest payments on its debt due to changes in benchmark interest rates. Under the swap, the Company will receive a floating rate of U.S. dollar interest and will pay a fixed rate of U.S. dollar interest on a 10-year term with a notional principal amount of $150 million. This instrument was designated as a cash flow hedge and was recorded in the consolidated statement of financial position at its fair value, which was a net asset position of $11 million at September 30, 2013. Changes in the fair value of this instrument are recorded in other comprehensive income until the future debt issuance occurs. The fair value movement accumulated in other comprehensive income will be recycled to interest expense over the term of the hedged debt.

In the first quarter of 2013, the Company settled two forward starting interest rate swaps with an aggregate notional value of $200 million, which it had entered into in the fourth quarter of 2012. The settlement resulted in the receipt of $8 million in cash and a gain of $8 million was recorded in “other finance income” representing the amount transferred from equity to earnings as the swaps were previously designated as cash flow hedges.

Credit facility

In May 2013, the Company increased the size of its syndicated credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility from August 2016 to May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support its commercial paper program). In the first quarter of 2013, the Company borrowed and repaid $440 million under the credit facility. There were no outstanding borrowings at September 30, 2013.

The Company may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. The Company may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on the Company’s credit ratings as of September 30, 2013, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If the Company’s long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.

The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. The Company was in compliance with this covenant at September 30, 2013.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and long-term in the consolidated statement of financial position, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates and taking into account non-performance risk.

The following is a summary of debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
September 30, 2013	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	22	-	25	-
C$600, 5.20% Notes, due 2014	589	(102)	608	(102)
C$600, 5.70% Notes, due 2015	583	27	623	27
C$750, 6.00% Notes due 2016	728	(104)	796	(104)
C$750, 4.35% Notes due 2020	725	4	769	4
$800, 5.70% Notes, due 2014	799	-	840	-
$500, 0.875% Notes due 2016	497	-	496	-
$1,000, 6.50% Notes, due 2018	993	-	1,177	-
$500, 4.70% Notes due 2019	497	-	548	-
$350, 3.95% Notes due 2021	346	-	357	-
$350, 4.50% Notes due 2043	340	-	301	-
$400, 5.50% Debentures, due 2035	393	-	409	-
$500, 5.85% Debentures, due 2040	488	-	529	-
Total	7,000	(175)	7,478	(175)
Current portion	(24)	-
Long-term portion	6,976	(175)

	Carrying amount		Fair value
December 31, 2012	Primary debt instruments	Derivative instruments (asset) liability	Primary debt instruments	Derivative instruments (asset) liability
Bank and other	8	-	10	-
C$600, 5.20% Notes, due 2014	612	(123)	641	(123)
C$600, 5.70% Notes, due 2015	601	15	658	15
C$750, 6.00% Notes due 2016	751	(125)	841	(125)
C$750, 4.35% Notes due 2020	748	(9)	827	(9)
$250, 5.25% Notes, due 2013	250	-	256	-
$750, 5.95% Notes, due 2013	750	-	772	-
$800, 5.70% Notes, due 2014	797	-	867	-
$1,000, 6.50% Notes, due 2018	991	-	1,243	-
$500, 4.70% Notes due 2019	496	-	575	-
$350, 3.95% Notes due 2021	346	-	380	-
$400, 5.50% Debentures, due 2035	393	-	468	-
$500, 5.85% Debentures, due 2040	488	-	632	-
Total	7,231	(242)	8,170	(242)
Current portion	(1,008)	-
Long-term portion	6,223	(242)

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2013				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	46	-	46
Forward exchange contracts(2)	-	19	-	19
Financial assets at fair value through earnings	-	65	-	65
Fair value hedges(3)	-	31	-	31
Cash flow hedges(4)	-	186	-	186
Derivatives used for hedging	-	217	-	217
Available for sale investments(5)	24	-	-	24
Total assets	24	282	-	306

Liabilities
Embedded derivatives(1)	-	(37)	-	(37)
Forward exchange contracts(2)	-	(15)	-	(15)
Financial liabilities at fair value through earnings	-	(52)	-	(52)
Cash flow hedges(4)	-	(31)	-	(31)
Derivatives used for hedging	-	(31)	-	(31)
Total liabilities	-	(83)	-	(83)

December 31, 2012				Total
Assets	Level 1	Level 2	Level 3	Balance
Embedded derivatives(1)	-	29	-	29
Forward exchange contracts(2)	-	20	-	20
Financial assets at fair value through earnings	-	49	-	49
Fair value hedges(3)	-	39	-	39
Cash flow hedges(4)	-	219	-	219
Derivatives used for hedging	-	258	-	258
Available for sale investments(5)	20	-	-	20
Total assets	20	307	-	327

Liabilities
Embedded derivatives(1)	-	(58)	-	(58)
Forward exchange contracts(2)	-	(16)	-	(16)
Financial liabilities at fair value through earnings	-	(74)	-	(74)
Cash flow hedges(4)	-	(15)	-	(15)
Derivatives used for hedging	-	(15)	-	(15)
Total liabilities	-	(89)	-	(89)

(1)	Largely related to U.S. dollar pricing of vendor or customer agreements by foreign subsidiaries.

(2)	Used to manage foreign exchange risk on cash flows excluding indebtedness.

(3)	Comprised of fixed-to-floating cross-currency interest rate swaps on indebtedness.

(4)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.

(5)	Investments in entities over which the Company does not have control, joint control or significant influence.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	quoted market prices or dealer quotes for similar instruments; and

•	the fair value of currency and interest rate swaps and forward foreign exchange contracts is calculated as the present value of the estimated future cash flows based on observable yield curves.

Note 12: Businesses held for sale

The Company intends to sell certain businesses, including its 50% interest in Omgeo, which are no longer fundamental to its strategy. Omgeo, which was classified as held for sale in the third quarter of 2013, is accounted for under the equity method, and its operating results are reported within “share of post-tax earnings in equity method investments” in the consolidated income statement. The results of operations from the remaining businesses held for sale are reported within Other Businesses. See note 3. The assets and liabilities associated with businesses classified as held for sale in the consolidated statement of financial position are as follows:

	September 30, 2013	December 31, 2012
Trade and other receivables	21	3
Computer software, net	-	6
Other identifiable intangible assets, net	8	35
Goodwill	155	250
Other assets	43	8
Total assets held for sale	227	302

Payables, accruals and provisions	-	21
Deferred revenue	-	8
Other liabilities	-	6
Total liabilities associated with assets held for sale	-	35

The balances classified as held for sale at December 31, 2012 primarily related to the Corporate Services business, which was sold in the second quarter of 2013.

These businesses do not qualify for discontinued operations classification.

Note 13: Interim goodwill impairment test

The Company performed an interim goodwill impairment test of its Financial & Risk cash generating unit (“CGU”) in the third quarter of 2013 in accordance with the policy described in note 1 of its consolidated financial statements for the year ended December 31, 2012. The estimated fair value less costs of disposal of the Financial & Risk CGU exceeded its carrying value. As a result, no goodwill impairment was recorded.

In the fourth quarter of 2012, the Company performed its annual test for goodwill impairment, which indicated that the fair value of the Financial & Risk CGU exceeded its carrying value by $980 million or 6%. In the third quarter of 2013, the Company determined that an interim goodwill impairment test was required due to the following combination of events and changes in circumstances that impacted the Financial & Risk CGU:

•	In the third quarter, the Company began formulating a plan to restructure the Financial & Risk business (see note 22); and
•	There was a significant rise in the long-term risk-free interest rate, which is a component of the discount rate used to determine the fair value of the Financial & Risk CGU.

The Company did not identify events or circumstances that indicated an interim goodwill impairment test of its other CGUs was required. The annual impairment test performed in the fourth quarter of 2012 indicated that all of the CGUs, except for Financial & Risk, had fair values that exceeded their carrying values by over 100%.

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test of the Financial & Risk CGU are described below. The selection and application of valuation techniques and the determination of significant assumptions requires judgment.

Valuation Techniques

As with previous impairment tests, the recoverable value of the Financial & Risk CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13, Fair Value Measurement, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to the Financial & Risk CGU, which includes some of its key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of the Financial & Risk CGU is categorized in Level 3 of the fair value measurement hierarchy.

Income approach

The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Market approach

The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on EBITDA multiples of benchmark companies comparable to the businesses in the Financial & Risk CGU. Data for the benchmark companies was obtained from publicly available information.

Significant Assumptions

Weighting of Valuation Techniques

The Company weighted the results of the two valuation techniques noted above as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Cash Flow Projections

Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of five years and applied a perpetual growth rate thereafter, as prescribed by IAS 36, Impairment of Assets. In order to project cash flows for the five year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also took into account the expected impact from efficiency initiatives and the anticipated restructuring plan, new product launches, customer retention, as well as the maturity of the markets in which Financial & Risk operates.

Discount Rate

The Company assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represented a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries as the Financial & Risk CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of the Financial & Risk CGU.

Tax Rate

The tax rate applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the Financial & Risk CGU, based on publicly available information. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.

The key assumptions used in performing the September 30, 2013 goodwill impairment test for the Financial & Risk CGU are presented below:

	Perpetual	Discount	Tax
	growth rate(1))	rate	rate
September 30, 2013	3.0%	10.4%	28.0%

(1) The perpetual growth rate is applied to the final year of cash flow projections.

Results and Sensitivities

The fair value of the Financial & Risk CGU exceeded its carrying value by $2,218 million, which represented 14% of its carrying value. The carrying value included goodwill of $10,503 million. While the higher discount rate reduced the fair value of the Financial & Risk CGU, this reduction was more than offset by the impact of higher observable EBITDA multiples for benchmark companies in the market approach, higher cash flows from the benefits of the anticipated restructuring, and a decrease in the carrying value due to disposals of businesses and depreciation and amortization. The fair value of the Financial & Risk CGU exceeded its carrying value as computed under either the income or market approach.  However, compared to the impairment analysis in 2012, the fair value computed under the market approach contributed a greater amount to the excess fair value due to a significant rise in observable EBIDTA multiples of benchmark companies. As a result, the sensitivity analysis demonstrates that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amount of the Financial & Risk CGU to exceed its recoverable amount. Should EBITDA multiples of benchmark companies fall to a level below that of 2012, without a corresponding offset to other key assumptions, the excess fair value would be eliminated.

Discussion of Cash Flow Projections

The DCF valuation for the Financial & Risk CGU assumes that cash flow will grow at a compounded annual rate in the high single digits from 2013 to 2018, largely reflecting recently announced restructuring initiatives that are expected to result in improved operating margins and higher cash flows in future periods. The Company is undertaking various initiatives to reduce costs, primarily by reducing its workforce. The reduction in workforce will take place through restructuring initiatives to de-layer the organization, as well as through decommissioning legacy infrastructures as customers upgrade to new products and services, such as Thomson Reuters Eikon and Thomson Reuters Elektron, which are part of a unified technology platform. Over the next five years, the Company’s cash flow projections also assume that the Financial & Risk CGU will gradually return to positive revenue growth. After the specific five year projection period, the Company projects perpetual cash flow growth of 3% based on the assumption that the Financial & Risk business will continue to expand globally and increase prices in line with global inflation.

In 2012, the year following the Company’s 2011 impairment charge, the actual 2012 cash flow performance for the Financial & Risk CGU achieved the 2012 projection included within the 2011 impairment testing analysis, after adjusting for market participant assumptions such as the tax rate.

The free cash flow growth projections and certain key assumptions underlying the fair value of the Financial & Risk CGU are subject to risks and uncertainties that could cause future results to differ materially from current expectations. Specifically, Financial & Risk could experience delays implementing its anticipated restructuring and efficiency initiatives or such initiatives could produce less benefit or cost more than originally expected. Financial & Risk could incur higher costs than expected if customers do not upgrade to new products or if the process to upgrade takes longer than anticipated. The Company’s cash flow projections could be impacted by further deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Such conditions could lead the Financial & Risk CGU to experience unexpected subscription cancellations, lower transaction volumes or the inability to sustain expected price increases. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate, and EBITDA multiples are based on those for comparable companies and are driven by market conditions and prevailing tax laws. In the future, changes in these measures could cause the recoverable amount of assets for the Financial & Risk CGU to be less than their carrying value.

Note 14: Other non-current assets

	September 30, 2013	December 31, 2012
Net defined benefit plan surpluses	46	9
Cash surrender value of life insurance policies	267	256
Equity method investments:
Joint ventures(1)	-	44
Other	204	204
Other non-current assets	52	46
Total other non-current assets	569	559

(1) The Company’s 50% interest in Omgeo was classified as held for sale in the third quarter of 2013. See notes 12 and 22.

Note 15: Payables, accruals and provisions

	September 30, 2013	December 31, 2012
Trade payables	297	461
Accruals	1,415	1,745
Provisions	156	190
Other current liabilities	176	216
Total payables, accruals and provisions	2,044	2,612

Note 16: Provisions and other non-current liabilities

	September 30, 2013	December 31, 2012
Net defined benefit plan obligations	1,507	1,682
Deferred compensation and employee incentives	225	221
Provisions	172	166
Unfavorable contract liability	60	99
Uncertain tax positions	258	234
Other non-current liabilities	98	100
Total provisions and other non-current liabilities	2,320	2,502

Note 17: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In May 2013, the Company renewed its normal course issuer bid (“NCIB”) for an additional 12 months. Under the NCIB, the Company may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) between May 22, 2013 and May 21, 2014 in open market transactions on the TSX, the NYSE and/or other exchanges or alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

During the three and nine months ended September 30, 2013, the Company repurchased 2,938,900 of its common shares for approximately $100 million at an average price per share of $34.09. During the nine months ended September 30, 2012, the Company repurchased 5,948,600 of its common shares for approximately $168 million at an average price per share of $28.26. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Dividends

Dividends on common shares are declared in U.S. dollars. Details of dividends declared per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Dividends declared per common share	$0.33	$0.32	$0.98	$0.96

In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company’s DRIP. Details of dividend reinvestment are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Dividend reinvestment	9	10	29	29

Note 18: Supplemental cash flow information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Non-cash employee benefit charges(1)	81	68	236	244
Embedded derivatives fair value adjustments	61	33	(35)	23
Net (gains) losses on foreign exchange and derivative financial instruments	(40)	(30)	34	(49)
Other(2)	(15)	(114)	(23)	(200)
	87	(43)	212	18

(1)	Includes net interest expense on pension and other post-employment benefit plans of $16 million and $16 million for the three months ended September 30, 2013 and 2012, respectively, and $48 million and $47 million for the nine months ended September 30, 2013 and 2012, respectively. See note 7.

(2)	The 2012 periods include non-cash reversals of uncertain tax positions. See note 9.

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Trade and other receivables	68	(2)	92	152
Prepaid expenses and other current assets	37	(52)	(9)	(70)
Other financial assets	(2)	4	11	4
Payables, accruals and provisions	(62)	64	(514)	(310)
Deferred revenue	(143)	(147)	(28)	(163)
Other financial liabilities	47	13	26	(2)
Income taxes	(114)	(9)	14	298
Other	(40)	(30)	(138)	(122)
	(209)	(159)	(546)	(213)

Note 19: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets.

Acquisition activity

The number of acquisitions completed, and the related cash consideration, during the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2013	2012	2013	2012
Businesses and identifiable intangible assets acquired	10	8	24	25
Investments in businesses	-	-	1	-
	10	8	25	25

	Three months ended September 30,		Nine months ended September 30,
Cash consideration	2013	2012	2013	2012
Businesses and identifiable intangible assets acquired(1)	138	1,008	980	1,240
Contingent consideration payments	-	6	3	31
Investments in businesses	1	1	4	4
	139	1,015	987	1,275

(1)	Cash consideration is net of cash acquired of $1 million and $12 million for the three months ended September 30, 2013 and 2012, respectively, and $30 million and $14 million for the nine months ended September 30, 2013 and 2012, respectively.

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2013 and 2012:

Date	Company	Acquiring segment	Description
April 2013	T.Global	Tax & Accounting	A Brazilian provider of global trade management software and solutions to professionals across Latin America
February 2013	Practical Law Company	Legal	A provider of practical legal know-how, current awareness and workflow solutions to law firms and corporate law departments
August 2012	FXall	Financial & Risk	A global provider of electronic foreign exchange trading solutions to corporations and asset managers
August 2012	MarkMonitor	Intellectual Property & Science	A provider of online brand protection
January 2012	Dr. Tax Software	Tax & Accounting	A Canadian based developer of income tax software for accounting firms and consumers

Purchase price allocation

Each business combination has been accounted for using the acquisition method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013(1))	2012(1))	2013	2012
Cash and cash equivalents	1	12	30	14
Trade and other receivables	6	37	38	44
Other financial assets	-	7	-	7
Prepaid expenses and other current assets	1	26	21	28
Current assets	8	82	89	93
Computer hardware and other property, net	-	13	4	14
Computer software, net	19	89	51	113
Other identifiable intangible assets	59	259	327	348
Other financial assets	1	2	1	2
Deferred tax	-	-	7	-
Total assets	87	445	479	570
Current indebtedness	-	-	(1)	-
Payables, accruals and provisions	(6)	(41)	(45)	(52)
Deferred revenue	(11)	(45)	(74)	(61)
Current liabilities	(17)	(86)	(120)	(113)
Provisions and other non-current liabilities	(3)	(3)	(8)	(6)
Other financial liabilities	2	-	-	-
Deferred tax	(17)	(83)	(87)	(100)
Total liabilities	(35)	(172)	(215)	(219)
Net assets acquired	52	273	264	351
Goodwill	87	747	746	903
Total	139	1,020	1,010	1,254

(1)	The three months ended September 30, 2013 and 2012 include valuation adjustments for acquisitions that closed in the first half of the year.

The excess of the purchase price over the net tangible and identifiable intangible assets acquired and assumed liabilities was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for acquisitions completed in 2013 and 2012 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business. The revenues and operating profit of acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 20: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include but are not limited to intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 21: Related party transactions

As of September 30, 2013, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge

From time to time, in the normal course of business, the Company enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of its efforts to expand its mutual fund data and strategic research capabilities, the Company acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (“The Globe”),   which is majority owned by Woodbridge. The Company paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, the Company licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to the Company, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by the Company. The board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $112,000 for the year ended December 31, 2012.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiaries. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. Premiums relating to the year ended December 31, 2012 were $40,000, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with associates and joint ventures

From time to time, the Company enters into transactions with its investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services which were valued at approximately $7 million for the nine months ended September 30, 2013. See note 22.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services which were valued at approximately $600,000 for the nine months ended September 30, 2013.

In connection with the 2008 acquisition of Reuters, the Company assumed a lease agreement with 3XSQ Associates, an entity owned by the Company and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that serves as the Company’s corporate headquarters. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2013.

Note 22: Subsequent events

Sale of 50% interest in Omgeo

In October 2013, the Company completed the sale of its 50% interest in Omgeo to DTCC. The Company expects to record a pre-tax gain on this transaction in the fourth quarter of 2013.

Charge

In October 2013, the Company announced that it expects to record a charge of approximately $350 million, which would be incurred primarily in the fourth quarter of 2013 with a portion to be recorded in 2014.

Share repurchases

In October 2013, the Company announced that it plans to repurchase up to $1.0 billion of its shares by the end of 2014.

Pension contribution

In October 2013, the Company announced that it plans to contribute $500 million to its pension plans in the fourth quarter of 2013 to pre-fund certain obligations.